Exhibit (a)(1)(K)
Analog Devices, Inc.
Offer to Exchange Certain Stock Options for New Stock Options
Agreement to Terms of Election
By electing to surrender my eligible stock options for exchange, I understand and agree to all of the following:
1.	I surrender to Analog for exchange those eligible stock option grants I marked “Exchange for New Grant” (or “Exchange for Cash”, if applicable) in the Election Form and understand that, upon acceptance by Analog, this election form will constitute a binding agreement between Analog and me, unless BNYMellon receives an updated submission from me that withdraws and/or changes this election with respect to such eligible stock options before the Exchange Offer expires.

2.	I understand that if I validly surrender these eligible stock options for exchange, and such eligible old stock options are accepted for exchange and cancelled, I will lose my rights to purchase any shares under such old stock options and I will receive in exchange a lesser amount of new stock options with a lower exercise price.

3.	I understand that any new stock options issued to me in the Exchange Offer will be subject to a new vesting period, even if all or a portion of the surrendered eligible stock options are already vested. The new options will also have a new contractual term (meaning the length of time before the option expires, or the lifespan of the option). Except as set forth in the Offer to Exchange document Schedule for employees in France, the vesting and term of the awards will fall into one of three tiers: one year vesting with a two-year term, three year vesting with a five-year term and three year vesting with a seven-year term, depending on the grant date of the original option.

4.	I understand that the exercise price for the new stock options will be equal to the closing price of Analog common stock on the date the new stock options are granted as reported on the NYSE.

5.	I understand that the new stock options will be nonqualified stock options for U.S. federal income tax purposes and will be subject to the terms and conditions of the Analog Devices, Inc. 2006 Stock Incentive Plan (the “2006 Plan”) and any applicable sub-plans adopted under the 2006 Plan.

6.	I acknowledge that Analog has encouraged me to consult with my own tax, financial and legal advisors as to the consequences of participating or not participating in the Exchange Offer.

7.	To remain eligible to surrender eligible stock options for exchange in the Exchange Offer, I understand that I must be employed by Analog or one of its subsidiaries on the date the Exchange Offer commences and must remain employed by Analog or one of its subsidiaries through the expiration of the Exchange Offer.

8.	I understand that nothing in the Exchange Offer or related documents should be construed to confer upon me the right to remain an employee of Analog or one of its subsidiaries. The terms of my employment with Analog remain unchanged. I understand that Analog cannot guarantee or provide me with any assurance that I will not be subject to involuntary termination or that I will otherwise remain employed until the new stock option grant date, new stock option vesting date, or thereafter.

9.	I understand that in accordance with Sections 6 and 14 of the Offer to Exchange document, Analog may extend, terminate, and/or amend the Exchange Offer. In any such event, I understand that any eligible stock options surrendered for exchange but not accepted by Analog will remain in effect with their current terms and conditions.

10.	I understand that my election to participate in the Exchange Offer is entirely voluntary, and I am aware that I may withdraw my decision to surrender my eligible stock options at any time until the Exchange Offer expires. I understand that the offer will expire at 12:00 midnight New York City time, Friday, September 25, 2009, unless the Exchange Offer is extended.

11.	I hereby sell, assign and transfer to Analog all right, title and interest in and to all of the eligible stock options that I am surrendering for exchange as specified in the Election Form.

12.	I understand that I must mark either the “Keep Original Grant” or “Exchange for New Grant” (or “Exchange for Cash”, if applicable) box for each eligible stock option grant in the Election Form and I cannot submit my election unless I have marked a choice for each grant.

13.	I hereby represent and warrant that I have full power and authority to elect to surrender the eligible stock options marked “Exchange for New Grant” (or “Exchange for Cash”, if applicable) in the Election Form and that, when and to the extent such eligible stock options are accepted by Analog, such eligible stock options will be free and
TERMS AND CONDITIONS

clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and such eligible stock options will not be subject to any adverse claims. Without limiting the foregoing, I hereby represent and warrant that either (1) I am not married and do not have a registered domestic partner, my spouse or registered domestic partner has no community or other marital property rights in the eligible stock options or new stock options, or (2) my spouse or registered domestic partner has consented to and agreed to be bound by the Election Form. Upon request, I will execute and deliver any additional documents deemed by Analog to be necessary or desirable to complete the exchange of the eligible stock options I am electing to exchange.
14.	I agree to all of the terms and conditions of the Exchange Offer.
For employees in France:
The parties acknowledge that it is their express wish that the present agreement, as well as all documents, notices and legal proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto, be drawn up in English.

Les parties reconnaissent avoir exigé la rédaction en anglais de la présente convention, ainsi que de tous documents exécutés, avis donnés et procédures judiciaires intentées, directement ou indirectement, relativement à ou suite à la présente convention.
For employees in Hong Kong:
WARNING: The contents of the Exchange Offer documents have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the Exchange Offer. If you are in any doubt about any of the contents of the Exchange Offer documents, you should seek independent professional advice.

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